Exhibit 99.2

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following management's discussion and analysis of the results of Euronav's operations and financial condition should be read in conjunction with the financial statements and the notes to those statements included elsewhere in this report. The condensed consolidated interim financial statements of the Company comprise the Company and its subsidiaries (together referred to as the "Group"). The following discussion contains forward-looking statements that reflect our future plans, estimates, beliefs and expected performance. The forward-looking statements are dependent upon events, risks and uncertainties that may be outside our control which could cause actual events or conditions to differ materially from those currently anticipated and expressed or implied by such forward-looking statements. For additional information relating to our management's discussion and analysis of financial condition and results of operation and a more complete discussion of the risks and uncertainties referenced in the preceding sentence, please see our Annual Report on Form 20-F for the year ended December 31, 2018, which was filed with the U.S. Securities and Exchange Commission, or the Commission, on April 30, 2019, and our other filings with the Commission.

Factors affecting our results of operations

The principal factors which have affected our results of operations and are expected to affect our future results of operations and financial position include:

•	The spot rate and time charter market for VLCC and Suezmax tankers;

•	The number of vessels in our fleet;

•	Utilization rates on our vessels, including actual revenue days versus non-revenue ballast days;

•	Our ability to maintain and grow our customer relationships;

•	Economic regulatory, political and government conditions that affect the tanker shipping industry;

•	The earnings on our vessels;

•	Gains and losses from the sale of assets and amortization of deferred gains;

•	Vessel operating expenses, including in some cases, the fluctuating price of fuel expenses when our vessels operate in the spot or voyage market;

•	Impairment losses on vessels;

•	Administrative expenses;

•	Acts of piracy or terrorism;

•	Depreciation;

•	Drydocking and special survey days, both expected and unexpected;

•	Our overall debt level and the interest expense and principal amortization;

•	Equity gains (losses) of unconsolidated subsidiaries and associated companies;

•
The European Ship Recycling regulation for large commercial seagoing vessels flying the flag of an EU Member State which forces shipowners to recycle their ships  only in safe and sound ship recycling facilities included in the European List of ship recycling facilities which are applicable as of 1 January 2019;

•
IMO 2020: The MarPol convention, Annex VI Prevention of  Air Pollution from Ships which will reduce the maximum amount of Sulfur that ships can emit into the air which will be applicable as of 1 January 2020; and

•	The International Convention for the Control and Management of Ships' Ballast Water and Sediments (BWM) which will be applicable imminently.

Critical Accounting Policies

Our consolidated financial statements are prepared in accordance with IFRS, which requires us to make estimates in the application of accounting policies based on the best assumptions, judgments and opinions of management.

The following is a discussion of our accounting policies that involve a higher degree of judgment and the methods of their application. For a description of all of our material accounting policies, please see Note 1—Summary of Significant Accounting Policies to our consolidated financial statements for the year ended December 31, 2018.

Revenue Recognition

We generate a large part of our revenue from voyage charters, including vessels in pools that predominantly perform voyage charters. Under the revenue standard (IFRS 15) , voyage revenue is recognized ratably over the estimated length of each voyage, calculated on a load-to-discharge basis. Voyage expenses are capitalized between the previous discharge port, or contract date if later, and the next load port if they qualify as fulfillment costs under IFRS 15. To recognize costs incurred to fulfill a contract as an asset, the following criteria shall be met: (i) the costs relate directly to the contract, (ii) the costs generate or enhance resources of the entity that will be used in satisfying performance obligations in the future and (iii) the costs are expected to be recovered. Capitalized voyage expenses are amortized ratably between load port and discharge port.
Revenues from time charters are accounted for as operating leases and are thus recognized ratably over the rental periods of such charters, as service is performed. The board will, however, analyze each contract before deciding on its accounting treatment between operating lease and finance lease. We do not recognize time charter revenues during periods that vessels are off-hire.

For our vessels operating in the TI Pool, revenues and voyage expenses are pooled and allocated to the pool's participants on a TCE basis in accordance with an agreed-upon formula. The formulas in the pool agreements for allocating gross shipping revenues net of voyage expenses are based on points allocated to participants' vessels based on cargo carrying capacity and other technical characteristics, such as speed and fuel consumption. The selection of charterers, negotiation of rates and collection of related receivables and the payment of voyage expenses are the responsibility of the pool. The pool may enter into contracts that earn either voyage charter revenue or time charter revenue.

     Through pooling mechanisms, we receive a weighted, average allocation, based on the total spot results earned by the total of pooled vessels, whereas results from direct spot employment are earned and allocated on a one-on-one basis to the individual vessel and thus owner of the according vessel.

Vessel Useful Lives and Residual Values

The useful economic life of a vessel is variable. Elements considered in the determination of the useful lives of the assets are the uncertainty over the future market and future technological changes. The carrying value of each of our vessels represents its initial cost at the time it was delivered or purchased plus any additional capital expenditures less depreciation calculated using an estimated useful life of 20 years, except for FSO service vessels for which estimated useful lives of 25 years are used. Newbuildings are depreciated from delivery from the construction yard. Purchased vessels converted later into an FSO and FSOs are depreciated over their respective remaining useful lives as from the delivery of the construction yard to its first owner.

If the estimated economic lives assigned to our vessels prove to be too long because of new regulations, the continuation of weak markets, the broad imposition of age restrictions by our customers or other future events, this could result in higher depreciation expenses and impairment losses in future periods related to a reduction in the useful lives of any affected vessels.

We estimate that our vessels will not have any residual value at the end of their useful lives. Even though the scrap value of a vessel could be worth something, it is difficult to estimate taking into consideration the cyclicality of the nature of future demand for scrap steel and is likely to remain volatile and unpredictable. The costs of recycling of a vessel with due respect for the environment and the safety of the workers in such specialized yards is equally challenging to forecast as regulations and good industry practice leading to self-regulation can dramatically change over time. For example, certain organizations have suggested that the industry adopt The Hong Kong International Convention for the Safe and Environmentally Sound Recycling of Ships, or the Convention. While this Convention has not been accepted yet by all the flag states of the flags we use, we believe that this Convention or a similar convention may be adopted in the future. In the event that more stringent requirements are imposed upon tanker owners, including those seeking to sell their vessels to a party that intends to recycle the vessels after they have been purchased, or a Recycling Purchaser, such requirements could negatively impact the sales prices obtainable from the Recycling Purchasers or require companies, including us, to incur additional costs in order to sell their vessels to recycling purchasers or to other foreign buyers intending to use such vessels for further trading. Reference is made to the risk factor section for additional information on certain regulations impacting recycling. Therefore, we take the view that by the time our assets reach the end of their useful lives, their residual values are likely to be the same as their disposal costs.

Vessel Impairment

The carrying values of our vessels may not represent their fair market values at any point in time since the market prices of second-hand vessels tend to fluctuate with changes in charter rates and the cost of constructing new vessels. The carrying amounts of our vessels are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, the recoverable amount is estimated. We define our cash generating unit as a single vessel, unless such vessel is operated in a pool, in which case such vessel, together with the other vessels in the pool, are collectively treated as a cash generating unit. An impairment loss is recognized whenever the carrying amount of an asset or cash generating unit exceeds its recoverable amount. Impairment losses are recognized in the income statement.

FSO Impairment

Due to the fact that FSO vessels are often purposely built for specific circumstances, and due to the absence of an efficient market for transactions of FSO vessels, the carrying values of our FSOs may not represent their fair values at any point in time. The carrying amounts of our FSOs are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, the recoverable amount is estimated. We define our cash generating unit as a single FSO. An impairment loss is recognized whenever the carrying amount of an asset or cash generating unit exceeds its recoverable amount. Impairment losses are recognized in the income statement.

Calculation of recoverable amount

The recoverable amount of an asset or cash generating unit is the greater of its fair value less its cost to dispose and value in use. In assessing value in use, the estimated future cash flows, which are based on current market conditions, historical trends as well as future expectations, are discounted to their present value using a pre-tax discount rate that reflects the time value of money and the risks specific to the asset or cash generating unit.

The carrying values of our vessels or our FSOs may not represent their fair market values or the amount that could be obtained by selling the vessels at any point in time since the market prices of second-hand vessels tend to fluctuate with changes in charter rates and the cost of newbuildings. Historically, both charter rates and vessel values tend to be cyclical. The value of a FSO is highly dependent on the value of the service contract under which the unit is employed.

In developing estimates of future cash flows, we must make assumptions about future performance, with significant assumptions being related to charter rates, ship operating expenses, utilization, drydocking requirements, residual value and the estimated remaining useful lives of the vessels. These assumptions are based on historical trends and/or on future expectations. The Group uses a business cycle approach to forecast expected TCE rates. By defining a shipping cycle from peak to peak over the last 20 years and including management's expectation of the completion of the current cycle, management is better able to capture the full length of a business cycle while also giving more weight to recent and current market experience. The current cycle is forecasted based on management judgement, analyst reports and past experience.

The impairment test as at June 30, 2019 indicates that an impairment would not be required for the tankerfleet. This weighting and forecasting of the ongoing cycle is based on management judgement. When using a cycles approach, none of the full cycles, with or without management forecasting of the ongoing cycle or the sole use of the ongoing cycle would lead to any of our vessels being impaired. When using 10-year historical charter rates in this impairment analysis, the impairment analysis indicates that an impairment is required for the tanker fleet of USD 47.0 million (2018: USD 47.9 million and 2017: no impairment). When using 5-year historical charter rates in this impairment analysis as at June 30, 2019, the impairment analysis indicates that no impairment is required for the tanker fleet (2018: no impairment and 2017: USD 5.7 million), and when using 1-year historical charter rates in this impairment analysis as at June 30, 2019, the impairment analysis indicates that an impairment is required for the tanker fleet of USD 47.3 million (2018: USD 92.7 million and 2017: USD 427.3 million). The value in use calculation for FSOs is based on the remaining useful life of the vessels as of the reporting date, and is based on fixed daily rates for the remaining period of the charter as well as management's best estimate of daily rates for future periods.

The WACC used to calculate the value in use of our assets is derived from our actual cost of debt and the cost of equity is calculated by using the beta as reported on Bloomberg with the country premium and market risk of our direct peers, which we believe reflects the appropriate cost of equity. With an increase of the WACC of 300bps to 10.58%, the analysis would also indicate that the carrying amount of the vessels as of June 30, 2019 is not impaired. Estimated outflows for operating expenses and drydocking requirements are based on historical and budgeted costs and are adjusted for assumed inflation. Finally, utilization is based on historical levels achieved over the last 5 years, vessels useful lives and estimates of residual values consistent with our depreciation policy.

Estimated outflows for operating expenses and drydocking requirements are based on historical and budgeted costs and are adjusted for assumed inflation. Finally, utilization is based on historical levels achieved and estimates of a residual value are consistent with our depreciation policy.

The more significant factors that could impact management's assumptions regarding time charter equivalent rates include (i) loss or reduction in business from significant customers, (ii) unanticipated changes in demand for transportation of crude oil and petroleum products, (iii) changes in production of or demand for oil and petroleum products, generally or in particular regions, (iv) greater than anticipated levels of tanker newbuilding orders or lower than anticipated levels of tanker scrappings, and (v) changes in rules and regulations applicable to the tanker industry, including legislation adopted by international organizations such as IMO and the EU or by individual countries. Although management believes that the assumptions used to evaluate potential impairment are reasonable and appropriate at the time they were made, such assumptions are highly subjective and likely to change, possibly materially, in the future. There can be no assurance as to how long charter rates and vessel values will remain at their current levels.

Our Fleet—Vessel Carrying Values

During the past few years, the market values of vessels have experienced particular volatility, with substantial declines in many vessel classes. As a result, the charter-free market value, or basic market value, of certain of our vessels may have declined below the carrying amounts of those vessels. After undergoing the impairment analysis discussed above, we have concluded that for the six months ended June 30, 2019 and the twelve months ended December 31, 2018 no impairment was required. (Please refer to note 12 of our half year consolidated financial statements for further information).

The following table presents information with respect to the carrying amount of our vessels by type and indicates whether their estimated market values are below their carrying values as of June 30, 2019 and December 31, 2018. The carrying value of each of our vessels does not necessarily represent its fair market value or the amount that could be obtained if the vessel were sold. Our estimates of market values for our vessels assume that the vessels are all in good and seaworthy condition without need for repair and, if inspected, would be certified as being in class without notations of any kind. Our estimates are based on the estimated market values for vessels received from independent ship brokers and are inherently uncertain. In addition, because vessel values are highly volatile, these estimates may not be indicative of either the current or future prices that we could achieve if we were to sell any of the vessels. We would not record a loss for any of the vessels for which the fair market value is below its carrying value unless and until we either determine to sell the vessel for a loss or determine that the vessel is impaired as discussed above in "Critical Accounting Policies—Vessel Impairment." We believe that the future discounted cash flows expected to be earned over the estimated remaining useful lives for those vessels that have experienced declines in market values below their carrying values would exceed such vessels' carrying values. For vessels that are designated as held for sale at the balance sheet date, we either use the agreed upon selling price of each vessel if an agreement has been reached for such sale or an estimate of basic market value if an agreement for sale has not been reached as of the date hereof and if the basic value is below the carrying value.

Vessel Type	Numbers of Vessels at June 30, 2019	Numbers of Vessels at December 31, 2018	Carrying Value at June 30, 2019	Carrying Value at December 31, 2018
			(In thousands of USD)
VLCC (includes ULCC) (1)	40	41	2,486,820	2,614,037
Suezmax (2)	25	25	854,017	899,718
LR1	—	1	—	6,312
Vessels held for sale	1	1	23,212	42,000
Total	66	68	3,364,049	3,562,067

(1)
As of June 30, 2019, 6 of our VLCC owned vessels (December 31, 2018: 17) had carrying values which exceeded their market values. These vessels had an aggregate carrying value of $391.8 million (December 31, 2018: $1,175.3 million), which exceeded their aggregate market value by approximately $64.1 million (December 31, 2018: $132.0 million).

(2)
As of June 30, 2019, 12 of our Suezmax owned vessels (December 31, 2018: 14) had carrying values which exceeded their market values. These vessels had an aggregate carrying value of $417.8 million (December 31, 2018: $474.4 million), which exceeded their aggregate market value by approximately $43.6 million (December 31, 2018: $80.5 million).

The table above only takes into account the fleet that is 100% owned by us and therefore does not take into account the FSOs as they are accounted for using the equity method.

Vessels held for sale

Vessels whose carrying values are expected to be recovered primarily through sale rather than through continuing use are classified as held for sale. This is the case when the asset is available for immediate sale in its present condition subject only to terms that are usual and customary for sales of such vessels and its sale is highly probable (when it is significantly more likely than merely probable).

Immediately before classification as held for sale, the vessels are remeasured in accordance with our accounting policies. Thereafter the vessels are measured at the lower of their carrying amount and fair value less cost to sell.

Impairment losses on initial classification as held for sale and subsequent gains and losses on remeasurement are recognized in profit or loss. Gains are not recognized in excess of any cumulative impairment loss.

Vessels classified as held for sale are no longer depreciated.

As of June 30, 2019, we had one vessel as a non-current asset held for sale, the VK Eddie, with a carrying value of $23.2 million. As of December 31, 2018 we had one vessel as a non-current asset held for sale, the Felicity with a carrying value of $42.0 million.

Fleet Development

The following table summarizes the development of our fleet as of the dates presented below*:

	Six months ended June 30, 2019	Six months ended June 30, 2018	Year ended December 31, 2018
VLCCs
At start of period	45.0	29.0	29.0
Acquisitions	—	22.0	22.0
Dispositions	—	(6.0)	(6.0)
Chartered-in	—	—	—
At end of period	45.0	45.0	45.0
Newbuildings on order	—	—	—
Suezmax
At start of period	26.0	18.0	18.0
Acquisitions	—	8.0	10.0
Dispositions	(1.0)	(2.0)	(2.0)
Chartered in	—	—	—
At end of period	25.0	24.0	26.0
Newbuildings on order	—	2.0	—
LR1
At start of period	1.0	—	—
Acquisitions	—	2.0	2.0
Dispositions	(1.0)	—	(1.0)
Chartered in	—	—	—
At end of period	—	2.0	1.0
Newbuildings on order	—	—	—
FSO
At start of period	1.0	1.0	1.0
Acquisitions	—	—	—
Dispositions	—	—	—
Chartered in	—	—	—
At end of period	1.0	1.0	1.0
Newbuildings on order	—	—	—
Total fleet
At start of period	73.0	48.0	48.0
Acquisitions	—	32.0	34.0
Dispositions	(2.0)	(8.0)	(9.0)
Chartered in	—	—	—
At end of period	71.0	72.0	73.0
Newbuildings on order	—	2.0	—
* This table includes the two FSOs that we own through joint venture entities, which we recognize in our income statement using the equity method, at our respective share of economic interest and 4 vessels chartered-in. This table does not include vessels acquired, but not yet delivered or vessels classified as held for sale.

Vessel Acquisitions and Charter-in Agreements

On October 3, 2016, we entered into construction contracts with Hyundai for two high specification Ice-Class Suezmax vessels from Hyundai to fulfill two long-term time charter contract of 7 years each with Valero Energy Inc. The vessels Cap Quebec and Cap Pembroke were delivered to us on March 26, 2018 and April 25, 2018, respectively.

 On March 26, 2018, we took delivery of the newbuilding Suezmax Cap Quebec (2018-156,600 dwt) against payment of the remaining installments of $44.1 million in aggregate. This vessel was the first of four newbuilding Ice Class Suezmax vessels that were contracted to commence seven-year employment contracts with a leading global refinery player upon delivery from the yard during 2018.

On April 25, 2018, we took delivery of the Cap Pembroke (2018-156,600 dwt) against the payment of the remaining instalments of $43.5 million in aggregate. This vessel was the second of the four newbuilding Ice Class Suezmax vessels that were contracted to commence seven-year employment contracts with a leading global refinery player upon delivery during 2018.

On June 12, 2018, we closed the Merger with Gener8 which was a corporation incorporated under the laws of the Republic of the Marshall Islands that owned at the date of the Merger, a fleet of 29 tankers on the water, consisting of 21 VLCC vessels, six Suezmax vessels, and two Panamax vessels, with an aggregate carrying capacity of approximately 7.4 million dwt, which includes 19 “eco” VLCC newbuildings delivered from 2015 through 2017 equipped with advanced, fuel-saving technology, that were constructed at highly reputable shipyards.

On June 27, 2018, we acquired the ULCC Seaways Laura Lynn (2003 - 441,561 dwt) from Oceania Tanker Corporation, a subsidiary of International Seaways for $32.5 million. We renamed the ULCC as Oceania and registered it under the Belgian flag. The Oceania is one of two V-plus vessels in the global tanker fleet. We also own another one, the TI Europe (2002-442,470 dwt) which provides us with significant strategic opportunities in this sector.

On August 8, 2018, we took delivery of the newbuilding Cap Port Arthur (2018-156,600 dwt) against payment of the remaining installments of $43.6 million. This vessel was the third of the four newbuilding Ice Class Suezmax vessels that were contracted to commence seven-year employment contracts with a leading global refinery player upon delivery during 2018.

On August 29, 2018 we took delivery of the newbuilding Cap Corpus Christi (2018-156,600 dwt) against payment of the remaining installments of $43.6 million. This vessel was the fourth of the four newbuilding Ice Class Suezmax vessels that were contracted to commence seven-year employment contracts with a leading global refinery player upon delivery during 2018.

Vessel Sales and Redeliveries

On June 8, 2018, we sold the Suezmax Cap Jean (1998 – 146,643 dwt) for $10.2 million. As a result of the sale, we recorded a capital gain of approximately $10.2 million.

On June 15, 2018, we sold 6 VLCCS, Gener8 Miltiades (2016 - 301,038 dwt), Gener8 Chiotis (2016 - 300,973 dwt), Gener8 Success (2016 - 300,932 dwt), Gener8 Andriotis (2016 - 301,014 dwt), Gener8 Strength (2015 - 300,960 dwt) and Gener8 Supreme (2016 - 300,933 dwt), to INSW for a total consideration of $434.0 million relating to the vessels which included $ 123.0 million in cash consideration and $311.0 million in the form of assumption of the outstanding debt related to the vessels.
On June 25, 2018, we sold the Suezmax Cap Romuald (1998 - 146,643 dwt) for a net sale price of $10.3 million. The Company recorded a gain of $9.0 million on the sale upon delivery to its new owner on August 22, 2018.

On October 31, 2018 we entered into a sale agreement regarding the Suezmax vessel Felicity (2009-157,667 dwt) with a global supplier and operator of offshore floating platforms. A capital loss on the sale of approximately $3.0 million was recorded in Q4 2018. The cash generated on this transaction after repayment of debt was $34.7 million. The vessel was delivered to her new owners and is being converted into an FPSO and thus is leaving the worldwide trading fleet in 2019.

On November 29, 2018, we sold the LR1 Companion (2004 - 72,749 dwt) for USD 6.3 million. The vessel came as part of the Gener8 transaction and was a non-core asset. The Company recorded a loss of USD 0.2 million on the sale upon delivery to its new owner on November 29, 2018.

On February 20, 2019, Euronav sold the LR1 Genmar Compatriot (2004 – 72,768 dwt) for a net sale price of $6.6 million. The Company recorded a capital gain of $0.4 million in the second quarter of 2019 upon delivery to its new owner on May 21, 2019.

On July 12, 2019, the Company sold the VLCC V.K. Eddie (2005 - 305,261 dwt), for $38.0 million. This vessel was accounted for as a non-current asset held for sale as at June 30, 2019, and had a carrying value of $ 23.2 million at that time. The vessel was delivered to its new owner on August 5, 2019. Taking into account $0.4 million of costs to sell (sales commissions), the gain on the sale of this vessel is expected to be $14.4 million. This gain will be recorded upon delivery of the vessel and will therefore be recorded in the third quarter of 2019.

Operating Results

Six months ended June 30, 2019, compared to the six months ended June 30, 2018

Total shipping revenues and voyage expenses and commissions.

The following table sets forth our total shipping revenues and voyage expenses and commissions for the six months ended June 30, 2019 and 2018:

	Six months ended June
(US$ in thousands)	2019	2018	$ Change	% Change
Voyage charter and pool revenues	372,130	163,305	208,825	128%
Time charter revenues	29,806	39,443	(9,637)	(24)%
Other income	3,160	2,133	1,027	48%
Total shipping revenues	405,096	204,881	200,215	98%
Voyage expenses and commissions	(74,501)	(46,277)	(28,224)	61%

Voyage Charter and Pool Revenues.    Voyage charter and pool revenues increased by 128%, or $208.8 million, to $372.1 million for the six months ended June 30, 2019, compared to $163.3 million for the same period in 2018. This increase was due to an increase of the total number of vessels operating days following the Merger with Gener8 and an increase in the average TCE rates for VLCCs and Suezmax tankers from $20,082 and $14,653 respectively in the first six months of 2018 to $28,947 and $23,736, respectively in the first six months of 2019.

Time Charter Revenues.    Time charter revenues decreased by 24%, or $9.6 million, to $29.8 million for the six months ended June 30, 2019, compared to $39.4 million for the same period in 2018, This decrease was due to several time charter contracts ending in the course of 2018 and beginning 2019.

Other Income.    Other income increased by 48%, or $1.0 million, to $3.2 million for the six months ended June 30, 2019, compared to $2.1 million for the same period in 2018. Other income includes revenues related to the standard business operation of the fleet and that are not directly attributable to an individual voyage.

Voyage Expenses and Commissions.    Voyage expenses and commissions increased by 61% or $28.2 million, to $(74.5) million for the six months ended June 30, 2019, compared to $(46.3) million for the same period in 2018. This increase was primarily due to an increase of oil prices which increased bunker expenses, the largest component of voyage expenses, fewer vessels operating under a long term time charter and the additional vessels operating in the spot market which were acquired under the Gener8 merger.

Net gain (loss) on lease terminations and net gain (loss) on the sale of assets.

The following table sets forth our gain (loss) on the sale of assets for the six months ended June 30, 2019 and 2018:

	Six months ended June
(US$ in thousands)	2019	2018	$ Change	% Change
Net gain (loss) on sale of assets (including impairment on non-current assets held for sale and loss on disposal of investments in equity-accounted investees)	381	10,175	(9,794)	(96)%

Net gain (loss) on sale of assets (including impairment on non-current assets held for sale, and loss on disposal of investments in equity-accounted investees).    Net gain (loss) decreased by 96%, or $(9.8) million, to a gain of $0.4 million for the six months ended June 30, 2019, compared to a gain of $10.2 million for the same period in 2018. The net gain on sale of assets of $0.4 million in 2019 is due to the sale of the LR1 Gener8 Compatriot. The net gain on sale of assets of $10.2 million in 2018 is due to the sale of the Suezmax Cap Jean.

Vessel Operating Expenses.

The following table sets forth our vessel operating expenses for the six months ended June 30, 2019 and 2018:

	Six months ended June
(US$ in thousands)	2019	2018	$ Change	% Change
Total VLCC operating expenses	68,895	51,370	17,525	34%
Total Suezmax operating expenses	37,569	27,056	10,513	39%
Total LR1 operating expenses	912	444	468	105%
Total vessel operating expenses	107,376	78,870	28,506	36%

Total vessel operating expenses increased by 36%, or $28.5 million, to $107.4 million during the six months ended June 30, 2019, compared to $78.9 million for the same period in 2018.

VLCC operating expenses increased by 34%, or $17.5 million, during the six months ended June 30, 2019, compared to the same period 2018. This increase was primarily due to the delivery of the vessels acquired under the Merger with Gener8.

Suezmax operating expenses increased by 39%, or $10.5 million, during the six months ended June 30, 2019, compared to the same period 2018. This increase was primarily due to the delivery of the Suezmax Cap Quebec, Suezmax Cap Pembroke, Suezmax Cap Corpus Christi, Suezmax Cap Port Arthur in the course of 2018 and the six Suezmax vessels acquired under the Merger with Gener8, partially offset by the sale of Suezmax Felicity on January 9, 2019.

 LR1 operating expenses increased with $0.5 million, during the six months ended June 30, 2019, compared to the same period 2018. This increase was due to the remaining LR1 vessel acquired under the merger with Gener8.

Time charter-in expenses and bareboat charter-hire expenses.

The following table sets forth our chartered-in vessel expenses and bareboat charter-hire expenses for the six months ended June 30, 2019 and 2018:

	Six months ended June
(US$ in thousands)	2019	2018	$ Change	% Change
Time charter-in expenses	—	—	—	—%
Bareboat charter-hire expenses	—	15,432	(15,432)	(100)%
Total charter hire expense	—	15,432	(15,432)	(100)%

Bareboat charter-hire expenses. Bareboat charter-hire expenses decreased by $(15.4) million, to $0.0 million for the six months ended June 30, 2019, compared to $15.4 million for the same period in 2018. This decrease is a result of the adoption of IFRS 16 on January 1, 2019, whereby the costs related to these bareboat agreements are now recognized in depreciation and amortization expenses for the depreciation of the right-of-use asset over the remaining lease term and finance expense.

General and administrative expenses.

The following table sets forth our general and administrative expenses for the six months ended June 30, 2019 and 2018:

	Six months ended June
(US$ in thousands)	2019	2018	$ Change	% Change
General and administrative expenses	36,376	31,150	5,226	17%

General and administrative expenses which include among others, shore staff wages, director fees, consulting and audit fees and tonnage tax, increased by 17%, or $5.2 million, to $36.4 million million for the six months ended June 30, 2019, compared to $31.2 million for the same period in 2018.

This increase was due to, among other factors, an increase of $8.2 million related to staff costs due to an overall increase in FTE following the merger with Gener8 Maritime Inc. and the settlement following the stepping down of the CEO Paddy Rodgers in the course of the first semester in 2019, offset by a decrease of $2.3 million in legal and other fees which relates to the merger with Gener8 in 2018.

Depreciation and amortization expenses.

The following table sets forth our depreciation and amortization expenses for the six months ended June 30, 2019 and 2018:

	Six months ended June
(US$ in thousands)	2019	2018	$ Change	% Change
Depreciation and amortization expenses	168,541	112,977	55,564	49%

Depreciation and amortization expenses increased by 49%, or $55.6 million, to $168.5 million for the six months ended June 30, 2019, compared to $113.0 million for the same period in 2018.

Depreciation increased primarily due to (i) the acquisition of the Gener8 fleet resulting in an aggregate increase of $38.6 million, (ii) the acquisition and delivery of the Suezmaxes Cap Quebec, Cap Pembroke, Cap Corpus Christi and Cap Port Arthur resulting in an aggregate increase of $5.1 million, (iii) an increase of $3.5 million due to the acquisition of the ULCC Oceania and (iv) an increase of $14.5 million following the adoption of IFRS 16 and the corresponding depreciation of the right-of-use assets.

This increase was partially offset by (i) the sale of the Suezmaxes Felicity, Cap Jean and Cap Romuald resulting in an aggregate decrease of $6.9 million.

Finance Expenses.

The following table sets forth our finance expenses for the six months ended June 30, 2019 and 2018:

	Six months ended June
(US$ in thousands)	2019	2018	$ Change	% Change
Interest expense on financial liabilities measured at amortized cost	42,681	23,203	19,478	84%
Interest leasing	2,685	—	2,685	—%
Fair value adjustment on interest rate swaps	3,025	38	2,987	7,861%
Other financial charges	2,962	3,539	(577)	(16)%
Foreign exchange losses	11,149	7,198	3,951	55%
Finance expenses	62,502	33,978	28,524	84%

Finance expenses increased by 84%, or $28.5 million , to $62.5 million for the six months ended June 30, 2019, compared to $34.0 million for the same period in 2018.

Interest expense on financial liabilities measured at amortized cost increased by 84%, or $19.5 million, during the six months ended June 30, 2019, compared to the same period in 2018. This increase was primarily attributable to the increase of floating interest rates in 2019 and an increase in average outstanding debt during the six months ended June 30, 2019, compared to the same period in 2018 due to the merger with Gener8.

Interest leasing is the interest on lease liabilities which were recognized due to the adoption of IFRS 16 as of January 1, 2019.
Fair value adjustment on interest rate swaps relate primarily to interest rate swaps which were acquired in the Gener8 Maritime Inc. merger and of which the fair value at acquisition is amortized over the remaining duration of the swap via the fair value adjustment of interest rate swaps.

Other financial charges decreased by 16%, or $0.6 million, to $3.0 million for the six months ended June 30, 2019, compared to $3.5 million for the same period in 2018.

Foreign exchange losses increased by 55%, or $4.0 million , due to change in exchange rates between the EUR and the USD.

Share of results of equity accounted investees, net of income tax.

The following table sets forth our share of results of equity accounted investees (net of income tax) for the six months ended June 30, 2019 and 2018:

	Six months ended June
(US$ in thousands)	2019	2018	$ Change	% Change
Share of results of equity accounted investees	7,660	8,420	(760)	(9)%

As at June 30, 2019, our equity accounted investees included two joint ventures which owned one FSO each.

The result of our participations in these two 50%-owned joint ventures, TI Asia Ltd. and TI Africa Ltd., the owners of FSO Asia and FSO Africa, respectively, have decreased by 9% or $ 0.8 million, mostly due to additional interest expense following the signing on March 29, 2018 of a new $220.0 million senior secured credit facility.

 Income tax benefit/(expense)

The following table sets forth our income tax benefit/(expense) for the six months ended June 30, 2019 and 2018:

	Six months ended June
(US$ in thousands)	2019	2018	$ Change	% Change
Income tax benefit (expense)	2,002	141	1,861	1,320%

Income tax benefit/(expense) increased by 1,320%, or $1.9 million, to a benefit of $2.0 million for the six months ended June 30, 2019, compared to a benefit of $0.1 million for the same period in 2018 due to the recognition of additional deferred tax assets on losses carried forward.

Liquidity and capital resources

We operate in a capital intensive industry and have historically financed our purchase of tankers and other capital expenditures through a combination of cash generated from operations, equity capital, borrowings from commercial banks and the occasional issuance of convertible notes. Our ability to generate adequate cash flows on a short- and medium-term basis depends substantially on the trading performance of our vessels. Historically, market rates for charters of our vessels have been volatile. Periodic adjustments to the supply of and demand for oil tankers cause the industry to be cyclical in nature. We expect continued volatility in market rates for our vessels in the foreseeable future with a consequent effect on our short- and medium-term liquidity.

Our funding and treasury activities are conducted within corporate policies to maximize investment returns while maintaining appropriate liquidity for our requirements. Cash and cash equivalents are held primarily in U.S. dollars with some balances held in British Pounds, Euros, and other currencies we may hold for limited amounts.

As of June 30, 2019 and December 31, 2018, we had $203.6 million and $173.1 million in cash and cash equivalents, respectively.

Our short-term liquidity requirements relate to payment of operating costs (including certain repairs performed in drydock), lease payments for our chartered-in fleet, funding working capital requirements, maintaining cash reserves against fluctuations in operating cash flows as well as maintaining some cash balances on accounts pledges under borrowings from commercial banks.

Sources of short-term liquidity include cash balances, restricted cash balances, syndicated credit lines, short-term investments and receipts from our customers. Revenues from time charters and bareboat charters are generally received monthly in advance. Revenues from FSO service contracts are received monthly in arrears while revenues from voyage charters are received upon completion of the voyage. As of June 30, 2019 and December 31, 2018, we had $20.0 million and $60.0 million in available syndicated credit lines, respectively.

Our medium- and long-term liquidity requirements include funding the equity portion of investments in new or replacement vessels and funding all the payments we are required to make under our loan agreements with commercial banks. Sources of funding for our medium- and long-term liquidity requirements include new loans, refinancing of existing arrangements, drawdown under committed secured revolving credit facilities, issuance of new notes or refinancing of existing ones via public and private debt offerings, equity issues, vessel sales and sale and leaseback arrangements. As of June 30, 2019 and December 31, 2018, we had $632.6 million and $438.6 million in available committed secured revolving credit facilities, respectively.

Net cash from (used in) operating activities during the six months ended June 30, 2019 was $85.5 million, compared to $(11.3) million during the six months ended June 30, 2018. Our partial reliance on the spot market contributes to fluctuations in cash flows from operating activities as a result of its exposure to highly cyclical tanker rates. Any increase or decrease in the average TCE rates earned by our vessels in periods subsequent to June 30, 2019, will have a positive or negative comparative impact, respectively, on the amount of cash provided by operating activities.

We believe that our working capital resources are sufficient to meet our requirements for the next 12 months from the date of this report.

As of June 30, 2019 and December 31, 2018, our total indebtedness was $1,920.7 million and $1,866.8 million , respectively.

We expect to finance our funding requirements with cash on hand, operating cash flow and bank debt or other types of debt financing. In the event that our cash flow from operations does not enable us to satisfy our short-term or medium- to long-term liquidity requirements, we will also have to consider alternatives, such as raising equity, or new convertible notes, which could dilute shareholders, or selling assets (including investments), which could negatively impact our financial results, depending on market conditions at the time, establish new loans or refinancing of existing arrangements.

Our Borrowing Activities

	Amounts Outstanding as of
(US$ in thousands)	June 30, 2019	December 31, 2018
Euronav NV Credit Facilities
$340.0 Million Senior Secured Credit Facility	77,930	184,762
$750.0 Million Senior Secured Credit Facility	190,000	165,000
$409.5 Million Senior Secured Credit Facility	85,000	150,000
$108.5 Million Senior Secured Loan Facility	94,077	97,695
$173.5 Million Senior Secured Loan Facility	163,571	170,224
$633.5 Million Senior Secured Loan Facility	576,024	604,787
$200.0 Million Senior Secured Loan Facility	145,000	200,000
$100.0 Million Senior Secured Loan Facility	—	—
Credit Line Facilities
Credit lines	40,000	—
Senior unsecured bond
Senior unsecured bond	200,000	150,000
Treasury notes program
Treasury notes program	159,038	60,341
Total interest bearing debt	1,730,640	1,782,809
Joint Venture Credit Facilities (at 50% economic interest)
$220.0 Million Secured Loan Facility (TI Asia and TI Africa)	81,432	93,033
Total interest bearing debt - joint ventures	81,432	93,033

Euronav NV Credit Facilities

$340.0 Million Senior Secured Credit Facility

On October 13, 2014, we entered into a $340.0 million senior secured credit facility with a syndicate of banks and ING Bank N.V., as Agent and Security Trustee. Borrowings under this facility have been used to partially finance the acquisition of the four (4) modern Japanese built VLCC vessels ('the VLCC Acquisition Vessels') from Maersk Tankers Singapore Pte Ltd and to repay $153.1 million of outstanding debt and retire our $300.0 million Secured Loan Facility dated April 3, 2009. This facility is comprised of (i) a $148.0 million non-amortizing revolving credit facility and (ii) a $192.0 million term loan facility. This facility has a term of 7 years and bears interest at LIBOR plus a margin of 2.25% per annum. This credit facility is secured by eight of our wholly-owned vessels, the Fraternity, Felicity, Cap Felix, Cap Theodora and the VLCCs Hakata, Hakone, Hirado and Hojo. As of June 30, 2019 and December 31, 2018 the outstanding balance on this facility was $77.9 million and $184.8 million, respectively.

$750.0 Million Senior Secured Credit Facility

On August 19, 2015, we entered into a $750.0 million secured loan facility with a syndicate of banks and Nordea Bank Norge SA, as Agent and Security Agent. This facility is comprised of a $500.0 million revolving credit facility, a $250.0 million revolving acquisition facility, and an uncommitted $250.0 million upsize facility. We used the proceeds of this facility to refinance all remaining indebtedness under our $750.0 million senior secured credit facility (2011) and our $65.0 million secured credit facility and for the acquisition of the Metrostar Acquisition Vessels in June 2015. This facility is secured by 24 of our wholly-owned vessels. The revolving credit facility is reduced in 13 installments of consecutive six-month interval. The revolving acquisition facility is reduced in 13 installments of consecutive six-month interval and a final $154.0 million repayment is due at maturity in 2022. This facility bears interest at LIBOR plus a margin of 1.95% per annum plus applicable mandatory costs. Following the sale of the Cap Laurent in November 2015, the total revolving credit facility was reduced by $11.5 million. Following the sale of the Famenne in January 2016, the total revolving credit facility was reduced by $21.3 million. Following the sale of the VLCC TI Topaz in June 2017, the total revolving credit facility was reduced by $19.5 million. Following the sale of the Suezmax Cap Georges in November 2017, the total revolving credit facility was reduced by $7.5 million. Following the sale of the VLCC Artois and Flandre in December 2017, the total revolving credit facility was reduced by $35.5 million. Following the sale of the Suezmax Cap Jean in May 2018, the total revolving credit facility was reduced by $7.4 million. Following the sale of the Suezmax Cap Romuald in August 2018, the total revolving credit facility was reduced by $7.4 million.  As of June 30, 2019 and December 31, 2018 the outstanding balance on this facility was $190.0 million and $165.0 million, respectively.

$409.5 Million Senior Secured Credit Facility

On December 16, 2016, we entered into a $409.5 million senior secured amortizing revolving credit facility with a syndicate of banks and Nordea Bank Norge SA, as Agent and Security Agent. We used the proceeds of this facility to refinance all remaining indebtedness under our $500.0 Million Senior Secured Credit Facility. This facility is secured by 11 of our wholly-owned vessels. The revolving credit facility is reduced in 12 installments of consecutive six-month interval and a final $129.2 million repayment is due at maturity in 2023. This facility bears interest at LIBOR plus a margin of 2.25% per annum plus applicable mandatory costs. As of June 30, 2019 and December 31, 2018, the outstanding balance on this facility was $85.0 million and $150.0 million, respectively.

$108.5 Million Senior Secured Credit Facility

On April 25, 2017, we entered into a $108.5 million revolving credit facility with DNB Bank ASA, as Agent and Security Trustee. This facility is comprised of (i) a term loan of $27.1 million from a syndicate of commercial lenders which we refer to as the “commercial tranche” and (ii) a term loan of $81.4 million insured by the Korea Trade Insurance Corporation, which we refer to as “K-sure tranche”. We used the proceeds of this facility to finance our acquisition of the VLCC newbuildings Ardeche and Aquitaine, which were delivered to us on January 12, 2017 and January 20, 2017, respectively, and which serve as security under this facility. The commercial tranche bears interest at LIBOR plus a margin of 1.95% per annum plus applicable mandatory costs and is reduced in 24 installments of consecutive six-month interval and a final $21.7 million repayment is due at maturity in 2029. The K-sure tranche bears interest at LIBOR plus a margin of 1.50% per annum plus applicable mandatory costs and is reduced in 24 installments of consecutive six-month interval until maturity in 2029. As of June 30, 2019 and December 31, 2018, the outstanding balance on this facility was $94.1 million and $97.7 million in aggregate respectively.

The facility agreement contains a provision that entitles the lenders to require us to prepay to the lenders, on January 12, 2024, with 180 days’ notice, their respective portion of any advances granted to us under the facility. The facility agreement also contains provisions that allow the remaining lenders to assume an outgoing lender’s respective portion(s) of the advances made to us or to allow us to suggest a replacement lender to assume the respective portion of such advances.

$173.5 Million Senior Secured Credit Facility

On March 22, 2018, we entered into a $173.5 million revolving credit facility with Crédit Agricole Corporate and Investment Bank, as Agent and Security Trustee. This facility is comprised of (i) a term loan of $69.4 million from a syndicate of commercial lenders which we refer to as the “commercial tranche” and (ii) a term loan of $104.1 million provided by the Export-Import Bank of Korea, which we refer to as “Kexim tranche”. We used the proceeds of this facility to finance our acquisition of the Suezmax newbuildings Cap Quebec, Cap Pembroke, Cap Port Arthur, and Cap Corpus Christi, which were delivered to us on March 26, 2018, April 25, 2018, August 8, 2018 and August 29, 2018, respectively, and which serve as security under this facility. The commercial tranche bears interest at LIBOR plus a margin of 2.00% per annum plus applicable mandatory costs and is reduced in 24 installments of consecutive six-month interval and a final $3.5 million repayment is due at maturity in 2030.The Kexim tranche bears interest at LIBOR plus a margin of 2.00% per annum plus applicable mandatory costs and is reduced in 24 installments of consecutive six-month interval till maturity in 2030. The facility agreement contains a provision that entitles the lenders to require us to prepay to the lenders, on March 28, 2025, with 13 months notice, their respective portion of any advances granted to us under the facility. The facility agreement also contains provisions that allow the remaining lenders to assume an outgoing lender’s respective portion(s) of the advances made to us or to allow us to suggest a replacement lender to assume the respective portion of such advances. As of June 30, 2019 and December 31, 2018, the outstanding balance on this facility was $163.6 million and $170.2 million, respectively.

$633.5 Million Senior Secured Loan Facility
As a result of the business combination on June 12, 2018, Euronav assumed the $633.0 million Senior Secured Loan facility from Gener8, initially entered into to fund a portion of the remaining installment payments due under shipbuilding contracts for 15 VLCC newbuildings owned by Gener8 at that time. This facility provided for term loans up to the aggregate approximate amount of $963.7 million, which is comprised of a tranche of term loans to be made available by a syndicate of commercial lenders up to the aggregate approximate amount of $282.0 million (the “Commercial Tranche”), a tranche of term loans to be fully guaranteed by the Export-Import Bank of Korea or the “KEXIM” up to the aggregate approximate amount of up to $139.7 million or the “KEXIM Guaranteed Tranche”, a tranche of term loans to be made available by KEXIM up to the aggregate approximate amount of $197.4 million or the “KEXIM Funded Tranche” and a tranche of term loans insured by Korea Trade Insurance Corporation (“K-Sure”) up to the aggregate approximate amount of $344.6 million or the “K-Sure Tranche”.

The Commercial Tranche with a final maturity on September 29, 2022, bears interest at LIBOR plus a margin of 2.75% per annum and is reduced in 10 remaining installments of consecutive three-month interval and a balloon repayment at maturity in 2022. The KEXIM Guaranteed Tranche, with a final maturity on February 28, 2029, bears interest at LIBOR plus a margin of 1.50% per annum and is reduced in 39 remaining installments of consecutive three-month interval. The KEXIM Funded Tranche, with a final maturity on February 28, 2029, bears interest at LIBOR plus a margin of 2.60% per annum and is reduced in 39 remaining installments of consecutive three-month interval. The K-Sure Tranche, with a final maturity on February 28, 2029, bears interest at LIBOR plus a margin of 1.70% per annum and is reduced in 39 remaining installments of consecutive three-month interval. This facility is secured by 13 of our wholly-owned vessels.  As of June 30, 2019 and December 31, 2018, the outstanding balance on this facility was $576.0 million and $604.8 million in aggregate respectively.

$200.0 Million Senior Secured Credit Facility
On September 7, 2018, we entered into a $200.0 million secured revolving credit facility with a syndicate of banks and Nordea Bank Norge SA, as Agent and Security Agent. We used the proceeds of this facility to refinance all remaining indebtedness under our $581.0 Senior Secured Loan facility, our $67.5 Million Secured Loan Facility (Larvotto), and our $76.0 Million Secured Loan Facility (Fiorano). This facility is secured by nine of our wholly-owned vessels. This revolving credit facility is reduced in 12 installments of consecutive six-month interval and a final $55.0 repayment is due at maturity in 2025. This facility bears interest at LIBOR plus a margin of 2.00% per annum plus applicable mandatory costs. As of June 30, 2019 and December 31, 2018, the outstanding balance on this facility was  $145.0 million and $200.0 million respectively.

$100.0 Million Senior Secured Credit Facility
On June 27, 2019, the Group entered into a USD 100.0 million senior secured amortizing revolving credit facility with a syndicate of banks of which ABN Amro Bank acting as Coordinator, Agent and Security Trustee. The purpose of the credit facility is to finance the purchase inventory of low sulphur fuel oil and components. On June 30, 2019, we had not yet drawn any amount under this facility.

$200.0 Million Senior Unsecured Note

On May 31, 2017, we completed an issuance of $150.0 million of senior unsecured bonds with a fixed coupon of 7.50% and maturity in May 2022. Euronav NV serves as guarantor of the bonds. The net proceeds from the bond issuance are being used for general corporate purposes. DNB Markets, Nordea and Arctic Securities AS acted as joint lead managers in connection with the placement of the bonds. The related transaction costs for a total of $2.7 million are amortized over the lifetime of the bonds using the effective interest rate method. The bonds were listed on the Oslo Stock Exchange on October 23, 2017.
On June 14, 2019, we completed successfully a tap issue of $50 million under the existing senior unsecured bonds. The bonds are guaranteed by Euronav NV, mature in May 2022 and carry a coupon of 7.50% The tap issue was priced at 101% of par value.

€150.0 Million Treasury Notes Program

On June 6, 2017, we entered into an agreement, or the Dealer Agreement, with BNP Paribas Fortis SA/NV to act as arranger and dealer for a Belgian Multi-Currency Short-Term Treasury Notes Program with a maximum outstanding amount of €50.0 million. On October 1, 2018, we amended the agreement to increase the maximum outstanding amount to €150.0 million, while appointing KBC Bank NV as additional dealer for the program. Pursuant to the terms of the Dealer Agreement, we may issue the treasury notes to the dealer from time to time upon such terms and such prices as we and the dealer agree.  As of June 30, 2019 and December 31, 2018 the outstanding balance under this program was $159.0 million and $60.3 million respectively.

Joint Venture Credit Facilities (at 50% economic interest)

$220.0 Million Secured Loan Facility (TI Asia and TI Africa)

On March 29, 2018, two of our 50%-owned joint ventures, TI Asia Ltd. and TI Africa Ltd. entered into a USD 220.0 million senior secured credit facility. The facility consists of a term loan USD 110.0 million and a revolving loan of USD 110.0 million for the purpose of refinancing the two FSOs as well as for general corporate purposes. The term loan consists of two tranches; the FSO Asia Term loan of $54.0 million, maturing on June 21, 2022 and the FSO Africa Term loan of $56.0 million, maturing on September 22, 2022. The revolving credit facility consists of two tranches; the FSO Asia revolving loan of $54.0 million, maturing on June 21, 2022 and the FSO Africa revolving loan of $56.0 million, maturing on September 22, 2022. As of June 30, 2019 and December 31, 2018 the outstanding balance under this program was $162.9 million and $186.1 million in aggregate respectively.

 The joint venture term loans described above were secured by a mortgage of the specific vessel and we provided a guarantee for the revolving credit facility tranche. As of June 30, 2019 and December 31, 2018, the outstanding balance under the revolving credit facility tranche was $81.4 million and $93.0 million respectively.

Security

Our secured indebtedness is generally secured by:

•	a first priority mortgage in all collateral vessels;

•	a general pledge of earnings generated by the vessels under mortgage for the specific facility; and

•	a parent guarantee when the indebtedness is not taken at the level of the parent.

Loan Covenants

Our debt agreements discussed above generally contain financial covenants, which require us to maintain, among other things:

•
an amount of current assets that, on a consolidated basis, exceeds our current liabilities. Current assets may include undrawn amount of any committed revolving credit facilities and credit lines having a maturity of more than one year;

•
an aggregate amount of cash, cash equivalents and available aggregate undrawn amounts of any committed loan of at least $50.0 million or 5% of our total indebtedness (excluding guarantees), depending on the applicable loan facility, whichever is greater;

•	an aggregate cash balance of at least $30.0 million; and

•	a ratio of stockholders’ equity to total assets of at least 30%.

Our credit facilities discussed above also contain restrictions and undertakings which may limit our and our subsidiaries' ability to, among other things:

•	effect changes in management of our vessels;

•	transfer or sell or otherwise dispose of all or a substantial portion of our assets;

•	declare and pay dividends, (with respect to each of our joint ventures, no dividend may be distributed before its loan agreement, as applicable, is repaid in full); and

•	incur additional indebtedness.

A violation of any of our financial covenants or operating restrictions contained in our credit facilities may constitute an event of default under our credit facilities, which, unless cured within the grace period set forth under the applicable credit facility, if applicable, or waived or modified by our lenders, provides our lenders with the right to, among other things, require us to post additional collateral, enhance our equity and liquidity, increase our interest payments, pay down our indebtedness to a level where we are in compliance with our loan covenants, sell vessels in our fleet, reclassify our indebtedness as current liabilities and accelerate our indebtedness and foreclose their liens on our vessels and the other assets securing the credit facilities, which would impair our ability to continue to conduct our business.

Furthermore, certain of our credit facilities contain a cross-default provision that may be triggered by a default under one of our other credit facilities. A cross-default provision means that a default on one loan would result in a default on certain other loans. Because of the presence of cross-default provisions in certain of our credit facilities, the refusal of any one lender under our credit facilities to grant or extend a waiver could result in certain of our indebtedness being accelerated, even if our other lenders under our credit facilities have waived covenant defaults under the respective credit facilities. If our secured indebtedness is accelerated in full or in part, it would be very difficult in the current financing environment for us to refinance our debt or obtain additional financing and we could lose our vessels and other assets securing our credit facilities if our lenders foreclose their liens, which would adversely affect our ability to conduct our business.

Moreover, in connection with any waivers of or amendments to our credit facilities that we may obtain, our lenders may impose additional operating and financial restrictions on us or modify the terms of our existing credit facilities. These restrictions may further restrict our ability to, among other things, pay dividends, make capital expenditures or incur additional indebtedness, including through the issuance of guarantees. In addition, our lenders may require the payment of additional fees, require prepayment of a portion of our indebtedness to them, accelerate the amortization schedule for our indebtedness and increase the interest rates they charge us on our outstanding indebtedness.

In addition, we have provided, and may continue to provide in the future, unsecured loans to our joint ventures which we consider economically as equivalent to investments in the joint ventures. Accordingly, in the event our joint ventures do not repay these loans as they become due and payable, the value of our investment in such entities may decline. Furthermore, we have provided, and may continue to provide in the future, guarantees to certain banks with respect to commercial bank indebtedness of our joint ventures. Failure on behalf of any of our joint ventures to service its debt requirements and comply with any provisions contained in its commercial loan agreements, including paying scheduled installments and complying with certain covenants, may lead to an event of default under its loan agreement. As a result, if our joint ventures are unable to obtain a waiver or do not have enough cash on hand to repay the outstanding borrowings, their lenders may foreclose their liens on the vessels securing the loans or seek repayment of the loan from us, or both, which would have a material adverse effect on our financial condition, results of operations, and cash flows. As of June 30, 2019 and December 31, 2018, $162.9 million and $186.1 million was outstanding respectively under these joint venture loan agreements, of which we guaranteed $81.4 million and $93.0 million.

As of June 30, 2019 and December 31, 2018, we were in compliance with all of the covenants contained in our debt agreements, and our joint ventures were in compliance with all of the covenants contained in their respective debt agreements.

Guarantees

We have provided guarantees to financial institutions that have provided credit facilities in 2019 to two of our joint ventures, in the aggregate amount of $81.4 million.

In addition, on July 14, 2017 and September 22, 2017, TI Asia Ltd. and TI Africa Ltd., two 50%-owned joint ventures, which own the FSO Asia and FSO Africa, two FSO vessels, respectively, entered into two guarantees of up to $5.0 million each with ING Bank, in favor of North Oil Company in connection with its use of the FSO Asia and FSO Africa. These guarantees terminate on October 21, 2022 for the FSO Asia and December 21, 2022 for the FSO Africa. As of June 30, 2019, these guarantees have not been called upon.

Trend information

The supply and demand patterns for ships continue to be the biggest impact on revenues. Generally the global demand for oil transportation on ships is affected by the global demand for crude oil, which in turn is highly dependent on the state of the global economy. Most economies across the world are experiencing economic growth at the moment and this is reflected in oil demand growth. In its latest published report the International Energy Agency (IEA) are forecasting 2019 oil demand growth of 1.07 million barrels per day compared to average growth levels in the last 10 years of 1.28 million barrels.

The September 2019 attacks on oil facilities in Saudi Arabia initially triggered the steepest oil price surge in 30 years and fueled fears for the global economy. The country saw 5.7 million barrels of daily oil production wiped out, equivalent to about 5% of the world's oil supply. However, any initial panic in the oil markets was short lived. Saudi Arabia quickly diverted enough oil from alternative sources to ensure exports experienced limited impact and the Saudi government were quick to explain that the level of damage caused was limited and facilities would be back online within two to three weeks. Another reason why market remains stable in the long term is the growing importance of the US as a market leader within the oil industry. The world no longer relies solely on the Saudis to keep global oil supplies balanced.

The rate at which a change in oil demand impacts the demand for oil tankers depends not only on the nominal change in oil demand but also how this oil is traded. Looking at crude oil, the market has continued to see a significant uptick in exports emanating from the US Gulf and other Atlantic based producers, most of which have been destined for China and other Far Eastern customers. This oil travels a substantially longer distance than crude oil originating from the Arabian Gulf headed for the same destination, and hence employs the crude tankers for a longer period of time. The current trend is a rise in crude exports from the Atlantic basin combined with demand growth centered in the Far East providing longer employment times for crude tankers for the incremental barrel produced.

The supply of tankers is influenced by the number of vessels delivered to the fleet, the number of vessels removed from the fleet (through recycling or conversion) and the number of vessels tied up in alternative employment such as storage. 2018 saw a significant number of new ships join the fleet across all the crude tanker segments, while this year has seen another boost to the VLCC segment and a slowdown in deliveries into the suezmax segment. The tanker orderbook as a whole however remains measured, with the VLCC orderbook equal to 11% of the fleet and Suezmax orderbook equal to 6% of the current fleet. Vessel exits from the trading fleet has lost some momentum in 2019 and to date we have seen just 6 VLCCs and 3 suezmaxes removed. Going forward we expect regulatory requirements to push a number of ships out of the trading fleet as owners are faced with the alternative of putting their older vessels through costly upgrades to comply with new directives, such as the Ballast Water Management convention. The imminent requirement for vessels to burn low sulfur fuel from 2020 is another factor that may cause ship owners to re-evaluate the longevity of some of their older tonnage.

Our revenues are also affected by our strategy to employ some of our vessels on time charters, which have a fixed income for a pre-set period of time as opposed to trading ships in the spot market where their earnings are heavily impacted by the supply and demand balance. The Management team continuously evaluates the value of both strategies and makes informed decisions on the chartering mix based on anticipated earnings, and through this process we aim to always maximize each vessel’s return.

Tabular disclosure of contractual obligations

Contractual Obligations

As of June 30, 2019 we had the following contractual obligations and commitments which are based on contractual payment dates:

(US$ in thousands)	Total	2019	2020	2021	2022	2023	Thereafter
Long-term bank loan facilities	1,331,601	53,516	130,599	194,165	341,393	174,324	437,604
Long-term debt obligations	200,000	—	—	—	200,000		—
Treasury note program	159,038	159,038	—	—	—	—	—
Bank credit line facilities	40,000	—	40,000			—	—
Operational leases (vessels)	79,625	16,192	32,157	31,276	—	—	—
Operational leases (non-vessel)	22,804	2,141	4,612	4,207	3,878	3,158	4,808
Capital Expenditure commitments	—	—	—	—	—	—	—
Total contractual obligations due by period	1,833,068	230,887	207,368	229,648	545,271	177,482	442,412

Not included in the table above are options that have been granted to us but not yet exercised under our time charter-in agreements to extend their respective durations.